SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                 FORM 12b-25
                           Notification of Late Filing

(Check one):  [ ] Form 10-K    [ ] Form 20-F
              [X] Form 10-QSB  [ ] Form N-SAR

                         For period ended: March 31, 1997

               [ ] Transition Report on Form 10-K and Form 10-KSB
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q and Form 10-QSB
               [ ] Transition Report on Form N-SAR
               For the transition period ended __________________

                           SEC File Number 0-20598
                          CUSIP Number   244763 20 7

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

                         PART I - REGISTRANT INFORMATION

                                  Definition, Ltd.
                            (Full Name of Registrant)

                        --------------------------------
                           (Former Name if Applicable)

                          1334 South Killian Drive, Unit 4
                               Lake Park, Florida 33403
                        (Address of principal executive office)

                         PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB could not be filed because the Registrant has not completed the preparation of its unaudited financial statements.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Gerald L. Beeson, CEO                       (561) 844-7701
             (Name)                    (Telephone Number, including area code)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

          [   ]  Yes   [ X ] No     (Registrant has not timely filed its Annual
                                     Report on Form 10-KSB for the period
                                     ended December 31, 1996).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ X ] Yes   [   ]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Registrant expects that it will report significantly reduced revenues for the current period when compared to the period ended March
        31, 1996, and that it will report an operating loss for the current period compared to a net profit from operations for the period ended March 31, 1996.

                               DEFINITION, LTD.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 1997              By: /s/ Gerald L. Beeson
                                         Gerald L. Beeson
                                         Chief Executive Officer